Third Quarter Report

September 30, 2007

Notice to Readers

The interim unaudited consolidated financial statements of Augusta Resource Corporation (the “Company”) for the three and nine months ended September 30, 2007 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 which are available at the SEDAR website at www.sedar.com.

Augusta Resource Corporation

Directors’ Report to Our Shareholders

Augusta Resource Corporation (“Augusta” or the “Company”) is pleased to report it continued to deliver on the annual growth objectives set out for its 100% owned Rosemont Copper Project (“Rosemont Copper”) located in Pima County, Arizona. The Company was pleased to release the results of its Bankable Feasibility Study (“FS”), in addition to formally filing the proposed Mine Plan of Operations (“MPO”) with the United States Forest Service to complete the first stage of the permitting process. Based on the positive results of the FS, the Board of Directors of the Company approved the project for development as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves.

Feasibility Study –M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona led and prepared the FS and related NI 43-101 Technical Report, which was filed on SEDAR on August 29, 2007. (All dollar figures are in United States dollars unless otherwise indicated.) The Company believes the solid economics of the FS further reinforce Augusta’s promise to combine innovation, conservation and economic opportunity into the mine development. The implementation costs for the key sustainability elements outlined in the plan of operations outlined above have been integrated into the feasibility study economics highlighted below:

	Commodity Pricing
	Case 1 ($ millions)	Case 2 ($ millions)	Case 3 ($ millions)
NPV 0%	5,116.6	4,468.1	2,100.6
NPV 5%	2,544.4	2,182.9	996.8
NPV 10%	1,312.2	1,093.4	459.2
IRR	30.2%	27.4%	20.9%
Payback Years	2.9	3.2	3.0

*Note NPV is quoted after taxes and royalties.

Case 1 – 60/40 Weighted Average Pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. These values are $2.61 per pound (lb) copper (Cu), $31.06/lb molybdenum (Mo), $11.37 per ounce (oz) silver (Ag), and $600.20/oz gold (Au).

Case 2 – 36-Month Historical Pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $2.38/lb Cu, $30.47/lb Mo, $9.85/oz Ag, and $536.66/oz Au.

Case 3 – Long Term Metal Pricing: Long-term metal prices were established using the 24-month forward prices for the first operating year trending down to long term fixed prices of $1.50/lb Cu, $15.00/lb Mo, and $10.00/oz Ag and $600.00/oz Au over the next four years.

The total capital of new construction (includes all direct and indirect costs), for a 75,000 ton per day (“TPD”) open pit mine and sulfide copper concentrator plant with a heap leach SX-EW plant for the treatment of oxide copper mineral reserve, is estimated to be $782.4 million, excluding $15.4 million for spare parts allocated to working capital. All capital costs are estimated to an accuracy of +/- 15%.

M3’s Conclusion
The results of the FS for the Rosemont Copper Project indicate that the project is technically and economically feasible. There are opportunities for further optimization, and the project can be constructed and operated in an environmentally sound manner. Based on long term metal prices of $1.50 per pound of copper, $15.00 per pound of molybdenum and $10.00 per ounce of silver, Base Case 3 would generate an NPV (5%) of approximately $996.8 million with an IRR of about 20.9% and a payback of 3.0 years on an after tax basis. Cash costs would be valued at $0.62/lb Cu net of by-product credits.

Under Base Case 3, the combined proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit total nearly 493 million tons grading 0.47% Cu, 0.015% Mo and 0.12 oz/ton Ag. Proven and probable oxide mineral reserves total about 49.5 million tons grading 0.18% Cu. The pit contains a total of about 1.83 billion tons of material, of which 542 million tons are mineral reserves and 1.29 billion tons are waste rock, resulting in a stripping ratio of 2.38:1 (tons waste per ton of ore)*.

Contained metal in the sulfide (proven and probable) mineral reserves is estimated at 4.65 billion pounds of copper, 146 million pounds of molybdenum and 61 million ounces of silver. Contained metal in proven and probable oxide mineral reserves is estimated at 173 million pounds of copper.

The FS marks the beginning of the detailed development process for mining and production operations at Rosemont. The Company has secured sufficient funding to cover expenditures through to the expected completion of the

Augusta Resource Corporation	2

project financing, subject to negotiations for deposit requirements on long-lead equipment. Based on the positive results of the FS and the decision to proceed with the development of Rosemont, the Company is embarking on project financing discussions with various financial intermediaries.

* For purposes of the FS, 69 millions tons of inferred resources above the net smelter return cutoff grade within the ultimate pit have been treated as waste. Additional drilling and geological modeling in the future may permit a reclassification of some of this material to measured & indicated resources.

Permitting – Augusta has consistently promised a mine development that combines innovation, conservation and economic opportunity – and the Company is delivering on that promise. In addition to adding water to Southern Arizona, the MPO commits to water recycling, reclamation starting in the first year of production, and a multimillion dollar endowment to support community projects within the region.

Rosemont Copper’s detailed submittal includes progressive design, conservation and sustainability initiatives, outlining the plan to construct, operate and reclaim the mine. Once approved, the MPO becomes a binding document that assures the plan’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

>

Significant Economic Benefits –Rosemont Copper will produce more than 220 million pounds of copper per year, along with significant amounts of molybdenum and silver. Rosemont Copper alone will produce 10 percent of the entire U.S. copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

>

Water Conservation – The mine design avoids impacts to the Davidson Canyon and Cienega Creek watershed. Central Arizona Project water is already being purchased and stored in advance. Rosemont will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. By the end of this year 15,000 acre feet of water will have been stored, which is enough to sustain the operation for three years. In addition, new water conservation and recycling techniques at Rosemont will save 50 to 60 percent of the total water used in traditional mining.

>

Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum re-vegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

>

Community Conservation – At the end of the estimated 20 years of production, Rosemont Copper will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Now that Rosemont’s MPO has been submitted to the U.S. Forest Service, the Company will move to the next step for environmental permitting in Arizona. Based on their review of the plan and any follow-up information requests, the U.S. Forest Service is expected to initiate the Environmental Impact Statement, a process that takes 12 to 18 months to complete.

Marketing - Throughout the quarter the management team conducted a marketing tour along the west coast of the United States to meet with institutional investors and research analysts. The Company also continued to target the US retail investor group by participating in weekly live interviews on radio programs, television spots, and quarterly webcast forums. Furthermore, Augusta joined members of its peer group in presenting at Mining Journal’s 20:20 Copper Day Investor Series in London on October 5, 2007. The Company is also pleased to report that both Cormark Securities and Blackmont Capital initiated analyst research coverage on the Company in the third quarter.

Legal – In the third quarter, Augusta was served by ASARCO LLC with a complaint against the Company in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property. Augusta believes the complaint is without merit and that it will prevail in any litigation.

Nevada Properties - On May 1, 2007, the Company reported it had entered into a Letter of Intent (“LOI”) with Ivana Ventures Inc. (“Ivana”). The LOI outlined the terms of Augusta’s proposed sale of the Company’s interest in the Mt. Hamilton, Shell and Monte Cristo properties, all of which are located in White Pine County, Nevada. Augusta continues to work towards completing this arrangement in the near future.

Augusta Resource Corporation	3

The Augusta management team is committed to advancing Rosemont Copper as its cornerstone asset for growth in becoming a mid-tier copper producer within the next four years. The Company continues to look for opportunities to acquire exploration, development and production stage projects, in an effort to position the Company as a major copper producer in the longer term.

For further details please refer to our Financial Statements and Management Discussion and Analysis.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer	November 1, 2007

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
As at September 30, 2007 and December 31, 2006

(See Note 1 - Basis of presentation)		September 30	December 31
	Notes	2007	2006
ASSETS

CURRENT
Cash and cash equivalents		$32,656,327	$9,686,886
Accounts receivable	(7)	379,134	370,270
Prepaid expenses		192,170	196,762
		33,227,631	10,253,918

CAPITAL ASSETS	(2)	1,487,171	198,131

MINERAL PROPERTIES AND
DEFERRED DEVELOPMENT	(3)
Land and mineral properties		33,354,933	32,047,699
Deferred development		26,644,405	16,038,783
		59,999,338	48,086,482
		$94,714,140	$58,538,531

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(7)	$1,089,249	$1,792,788
Current portion of notes and advances	(4)	23,288	1,700,209
		1,112,537	3,492,997

LONG-TERM
Future income taxes		2,200,000	2,200,000
Notes, advances and other	(4)	12,881	16,369
		3,325,418	5,709,366

Commitments	(9)

SHAREHOLDERS' EQUITY

Share capital	(6[b] )	103,566,749	60,332,348
Contributed surplus	(6[f] )	14,960,889	14,764,927
Deficit		(27,138,916)	(22,268,110)
		91,388,722	52,829,165
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$94,714,140	$58,538,531

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	5

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)
For the Three and Nine months ended September 30, 2007 and 2006

		Three months ending September 30		Nine months ending September 30
	Notes	2007	2006	2007	2006

EXPENSES
Salaries,benefits and bonuses		$528,389	$339,358	$1,502,008	$1,231,001
Stock based compensation	(6[d] )	353,128	770,099	1,339,579	1,788,155
Legal fees		474,934	11,862	542,257	88,572
Foreign exchange loss (gain)		658,136	(624)	398,542	(115,821)
Investor relations		94,922	50,582	251,225	173,966
Travel		96,189	29,501	242,360	209,804
Filing and regulatory		99,820	139,228	190,002	188,164
Office and sundry		83,835	63,703	169,959	100,248
Other expenses		91,939	42,046	158,231	101,036
Insurance		3,383	6,408	116,761	80,749
Rent		29,570	34,284	88,827	89,381
Accounting and audit		12,710	34,452	83,942	96,852
Consulting and communication		11,977	7,878	61,470	53,289
Amortization		14,021	5,639	27,450	7,165
Fiscal and advisory services		11,326	2,640	24,701	42,658
Exploration expense		23,486	-	23,486	-
Administration	(7)	-	7,500	-	22,500
Recruitment fees		-	45,124	-	45,124
Write-off of mining assets		-	-	-	309,550

Loss from operations		(2,587,765)	(1,589,680)	(5,220,800)	(4,512,393)
Interest and other income		358,203	191,821	490,394	497,643
Debt issuance costs	(5)	-	-	-	(272,796)
Interest and finance charges		(8,036)	(55,603)	(115,400)	(1,129,280)

NET LOSS		(2,237,598)	(1,453,462)	(4,845,806)	(5,416,826)

Deficit, beginning of the period		(24,901,318)	(19,437,326)	(22,268,110)	(11,702,633)
Share issue costs		-	(9,223)	(25,000)	(3,780,552)

DEFICIT, END OF PERIOD		$(27,138,916)	$(20,900,011)	$(27,138,916)	$(20,900,011)

BASIC & DILUTED LOSS PER SHARE		$(0.03)	$(0.02)	$(0.06)	$(0.10)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		88,583,061	66,669,287	79,523,589	54,701,774

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	6

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the Three and Nine months ended September 30, 2007 and 2006

		Three Months Ened September 30		Nine Months Ened September 30,
	Notes	2007	2006	2007	2006

NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:
OPERATING
Net loss for the period		$(2,237,598)	$(1,453,462)	$(4,845,806)	$(5,416,826)
Items not affecting cash:
Stock based compensation	(6[d] )	353,128	770,099	1,339,579	1,788,155
Accretion interest on debt		-	52,908	70,725	1,010,532
Amortization		14,021	5,639	27,450	7,165
Debt issuance costs	(5)	-	-	-	272,796
Unrealized foreign exchange loss (gain)		-	1,855	(145,796)	(78,377)
Write-off of mining assets		-	-	-	309,550
Other		(1,082)	(1,202)	(3,488)	(3,672)
		(1,871,531)	(624,163)	(3,557,336)	(2,110,677)
Net changes in non-cash working capital items:
Accounts receivable		(43,258)	(99,479)	(8,864)	(349,077)
Prepaids		(13,837)	35	4,592	(125,315)
Accounts payable & accrued liabilities		483,017	(551,540)	161,553	(132,497)
Net cash flows used in operating activities		(1,445,609)	(1,275,147)	(3,400,055)	(2,717,566)

FINANCING
Issuance of common shares		-	748,499	37,541,644	3,158,758
Issuance of common shares - warrants exercised		-	-	4,549,140	-
Repayment of notes and advances		-	-	(1,601,850)	(1,165,420)
Repayment of convertible debt security		-	-	-	(3,000,000)
Issuance of special warrants	(6[c] )	-	-	-	44,099,000
Share issue costs		-	(9,223)	(25,000)	(2,875,362)
Net cash flows from financing activities		-	739,276	40,463,934	40,216,976

INVESTING
Investment in mineral properties, net of related payables	(3)	(21,542)	(561,418)	(1,325,791)	(16,894,550)
Deferred development , net of related payables	(3)	(3,124,905)	(4,739,464)	(11,452,157)	(8,147,027)
Investment in fixed assets	(2)	(154,477)	(107,743)	(1,316,490)	(107,743)
Net cash flows used in investing activities		(3,300,924)	(5,408,625)	(14,094,438)	(25,149,320)

NET CASH INFLOW (OUTFLOW)		(4,746,533)	(5,944,496)	22,969,441	12,350,090
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		37,402,860	20,546,630	9,686,886	2,252,044
CASH AND CASH EQUIVALENTS, END OF PERIOD		$32,656,327	$14,602,134	$32,656,327	$14,602,134

SUPPLEMENTAL INFORMATION
Interest Paid		$-	$135,000	$24,658	$135,000
Interest Received		$133,063	$122,001	$499,451	$231,202
Non-cash transactions:
Special warrants converted into common shares		$-	$38,127,515	$-	$38,127,515
Warrants issued as share issue expenses		$-	$905,190	$-	$905,190

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

1.	BASIS OF PRESENTATION

The accompanying interim consolidated financial statements of Augusta Resource Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended December 31, 2006 (the “Annual Financial Statements”). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2007.

2.	CAPITAL ASSETS

	September 30, 2007			December 31, 2006
		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value

Water rights (1)	$1,234,407	$-	$1,234,407	$-
Buildings	127,326	6,366	120,960	108,463
Computer Software	41,627	15,042	26,585	31,687
Furniture and Equipment	81,734	7,619	74,115	31,521
Computer Hardware	44,781	13,677	31,104	26,460

	$1,529,875	$42,704	$1,487,171	$198,131

(1) Water rights payments relate to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer to be accessed at a later date during operations. The Company has received tradable water storage certificates for this water inventory.

3.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT

On March 31, 2006 the Company exercised its option to purchase the Rosemont property in Pima County Arizona. With this final payment Augusta now owns a 100% interest in the Rosemont property subject to a 3% NSR.

Augusta Resource Corporation	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

3.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT (continued)

The purchase price has been allocated based on the fair value of the consideration provided which equates the fair value of the Rosemont property land and mineral rights acquired based on management’s best estimates.

	Mineral Properties Cost		Deferred Development Expenses
	September 30	December 31	September 30	December 31
Mineral Properties and Deferred Development	2007	2006	2007	2006
Rosemont, and Sanrita properties	$26,188,998	$25,017,429	$25,430,229	$15,471,679
Mount Hamilton property	6,801,978	6,801,978	411,632	378,670
Shell, and Monte Cristo properties	363,957	228,292	802,544	188,434
	$33,354,933	$32,047,699	$26,644,405	$16,038,783

Mineral properties:	2007	2006
Balance, beginning of period	$32,047,699	$15,161,604
Acquisition costs	1,307,234	17,157,330
Lone Mountain cost adjustment	-	(24,993)
Write-offs	-	(246,242)
Balance, September 30, 2007 and December 31, 2006	33,354,933	32,047,699

Deferred development:
Balance, beginning of period	16,038,783	3,035,560
Work program expenditures (1)	10,605,622	13,066,531
Write-offs	-	(63,308)
Balance, September 30, 2007 and December 31, 2006	26,644,405	16,038,783

Total Mineral Properties and Deferred Development	$59,999,338	$48,086,482

(1)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

On May 1, 2007 the Company announced the signing of a letter of intent (“LOI”) for the sale of the Nevada properties, Mount Hamilton, Shell and Monte Cristo to Ivana Ventures Inc. (“Ivana”). The sale is subject to the completion of a definitive agreement and regulatory approvals. The LOI contemplates a sales price of US $6,500,000 payable over a five-year period plus share purchase warrants for 3,000,000 common shares of Ivana at a price of $0.50 per share.

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

4.	LONG TERM NOTES AND ADVANCES

	September 30	December 31
	2007	2006

Notes and advances	$36,169	$39,657
Long term notes	-	1,676,921
	36,169	1,716,578
Less: Current portion	(23,288)	(1,700,209)
Total long term notes and advances	$12,881	$16,369

The purchase of the Mount Hamilton property included cash consideration of US $3,000,000 (net present value of $3,103,438 discounted using an interest rate 15%). An initial installment payment of US $500,000 ($620,100) was paid in the second quarter of 2005 and the remaining consideration comprised two non-interest bearing US dollar notes totaling US $2,500,000 which were discounted using an interest rate of 15%. On June 30, 2006 the US $1,000,000 ($1,165,400) note was repaid. The remaining note of US $1,500,000 ($1,601,850), initially due on April 20, 2007 and was extended for 2 months at an interest rate of 10% ($24,658) was paid June 19, 2007.

Other notes and advances do not provide for specific terms of repayment and are unsecured.

5.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture had a one-year term, with half due within six-months, and was convertible at the option of the lender into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture bore an interest rate of 9% annually and the Company had the option to repay the convertible debenture on the specified repayment dates in cash or stock. The convertible debenture was issued with a bonus of 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period that expired on October 2, 2005.).

In accordance with CICA Handbook Section 3860, and following the fair value allocation approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

5.	CONVERTIBLE DEBENTURE (continued)

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is interest expense, which has been accrued over the term of the debenture.

On November 17, 2005 the Company renegotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. As consideration, the Company agreed to issue 750,000 warrants with an exercise price of $1.44 expiring in one year, for which regulatory approval was received on March 15, 2006. The fair value of the warrants issued was $288,938, which was allocated to debt ($203,193) and equity ($85,745).

On December 1, 2005, the Company retired $3,000,000 of the convertible debenture plus interest of $270,000 through payment of $1,620,000 in cash and the issuance of 1,500,000 common shares at a price of $1.10 per share.

The remaining debenture was retired on June 1, 2006 with the payment of $3 million cash.

6.	SHARE CAPITAL

(a)	Authorized:	Unlimited number of common shares without par value.
(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2005	39,514,593	$18,437,248
Issued for warrants exercised	9,828,807	4,430,223
Issued for options exercised	195,667	53,020
Issued for special warrants exercised	23,210,000	37,411,857
Common shares, Balance at December 31, 2006	72,749,067	$60,332,348
Issued for cash	10,719,827	37,519,394
Issued for warrants exercised	5,045,000	5,692,632
Issued for options exercised	69,167	22,375
Common shares, Balance at September 30, 2007	88,583,061	$103,566,749

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

6.	SHARE CAPITAL (continued)

	(c)	Private Placement

On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for total gross proceeds of $37,519,394. Sumitomo Corporation and Sumitomo Corporation of America subscribed for the Placement of 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners subscribed for 3,119,827 common shares.

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 Special Warrants with gross proceeds of $44,099,000. Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant will entitle the holder to acquire, at any time within two years, one common share of the Company at a price of $3.10 expiring on March 17, 2007 and $4.10 expiring on March 17, 2008. Fair value of the Special Warrants is $6,687,143. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

The Company filed and obtained a receipt for a short form prospectus, which qualified the distribution of the common shares and warrants underlying the Special Warrants effective April 28, 2006.

In consideration for their services, the agents received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 expiring March 17, 2007 and $4.10 expiring March 17, 2008. Fair value of the agent’s warrants is $1,030,524 and has been accounted for as a share issue cost. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

6.	SHARE CAPITAL (continued)

	(d)	Options

On September 30, 2007, certain directors and officers of the Company held 5,305,000 stock options, and certain employees of the Company held 437,000 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at September 30, 2007:

	2007
		Average
	Number of Shares	Exercise Price
Outstanding at beginning of year	4,801,167	$1.76
Granted	1,035,000	$2.12
Exercised	(69,167)	$0.32
Cancelled	(25,000)	$1.78
Outstanding at end of period	5,742,000	$1.84

Options exercisable at September 30, 2007	2,746,998	$1.77

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed using the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option.

	2007	2006
Valuation assumptions
Expected term (years)	3	3
Expected volatility	69%	99 - 108%
Weighted average volatility	69%	103%
Expected dividend yield	-	-
Risk-free interest rate	3.93%	4.09 - 4.14%
Weighted average risk-free rate	3.93%	4.12%

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

6.	SHARE CAPITAL (continued)

	(d)	Options (continued)

The following table summarizes the status of the Company’s stock option plans as at September 30, 2007:

	Options Outstanding and Exercisable

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	September 30,	Contractual	September 30,
Prices	2007	Life	2007
$0.10	102,000	2.1 Years	102,000
$2.05	450,000	2.5 Years	450,000
$1.96	125,000	2.5 Years	125,000
$2.30	100,000	2.7 Years	100,000
$1.56	2,035,000	2.9 Years	1,142,500
$1.55	150,000	3.0 Years	112,500
$2.07	816,000	3.5 Years	271,998
$2.20	539,000	3.6 Years	313,000
$1.78	340,000	3.8 Years	113,333
$1.90	50,000	3.9 Years	16,667
$2.12	1,035,000	4.4 Years	-
	5,742,000		2,746,998

(e)	Warrants

The following table summarizes information about warrants outstanding at September 30, 2007. Each warrant is exercisable into one common share.

			Outstanding at				Outstanding at
			December 31,				September 30,
Currency	Exercise Price	Expiry Dates	2006	Issued	Exercised	Expired	2007
USD	$0.16	May 6, 2007	3,750,000	-	3,750,000	-	-
CDN	$3.00	June 29, 2007	2,200,000	-	1,295,000	905,000	-
CDN	$4.10	March 17, 2008	12,997,600	-	-	-	12,997,600
			18,947,600	-	5,045,000	905,000	12,997,600

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

6.	SHARE CAPITAL (continued)

(f)	Contributed Surplus

On September 30, 2007, the contributed surplus was as follows:

2007
Balance - Beginning of period	$14,764,927
Stock based compensation expense for the year	1,339,579
Transfer to share capital fair value of options exercised	(125)
Transfer to share capital fair value of warrants exercised	(1,143,492)
Balance - End of period	$14,960,889

7.	RELATED PARTY TRANSACTIONS

During the period ending September 30, 2007, the Company incurred expenses of $Nil (2006 - $22,500) for administrative services provided by a company in which a director of the Company has a 25% interest.

At September 30, 2007, $220,405 of accounts receivable (2006 - $26,888) is due from related companies, which share office space, administrative services and certain common directors with the Company. Also, included in accounts receivable is an amount of $62,804 (2006 - $42,043) due from a company in which a director of the Company has a 25% interest. At September 30, 2007, $55,000 (2006 - $76,250) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at fair value.

8.	FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes, advances and other as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2007 AND 2006

9.	COMMITMENTS

	(a)	Option Agreement – Monte Cristo Property

On January 30, 2007 the Company entered into an option agreement to explore and possibly acquire property adjacent to the Shell Deposit (the Monte Cristo Property). The agreement required the payment of US $25,000 for the option to acquire the property for the price of US $240,000 plus the granting of a 1.5% net smelter royalty. To maintain the option in good standing, the Company must pay US $25,000 on each anniversary until the termination of the option, provided that if the option is exercised, the option payments shall be credited against the purchase price.

	(b)	Operating Leases

The Company leases building premises recorded as operating leases. The terms of the leases extend through to June 30, 2009. The future minimum lease payments are as follows:

Year

2007	$24,000
2008	92,600
2009	43,100
Total	$159,700

10.	CONTINGENT LIABILITIES

On August 24, 2007 the Company announced that it was served a complaint by ASARCO LLC (“ASARCO”) in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property. Augusta believes the complaint is without merit.

Augusta acquired the Rosemont property from a group of real estate developers from Tucson in good faith after arm’s-length negotiations. The local real estate developers previously had purchased the property from ASARCO Incorporated.

This complaint was one of hundreds that ASARCO filed against numerous companies in an attempt to overturn various transactions it had entered into prior to declaring bankruptcy. In this complaint, ASARCO primarily alleges that the initial purchasers failed to pay “reasonably equivalent value” for the Rosemont property in 2004, at a time when ASARCO alleges it was “hopelessly insolvent,” and that Augusta later bought the property with knowledge of the voidability of the prior sale. ASARCO filed for bankruptcy in August 2005.

Augusta believes that it has solid grounds to defeat any ASARCO challenge to its ownership, and it is defending the matter vigorously. The suit should have no impact on current plans for operations of the Rosemont Copper project. The permitting process, mine site work, and design initiatives will continue on schedule.

Augusta Resource Corporation	16

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

	Telephone:	(604) 687-1717
	Facsimile:	(604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Christopher M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke (Chairman)

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Bruce Nicol ~ Senior Vice President and Chief Financial Officer
Donald B. Clark ~ Vice President Administration
Mike Clarke ~ Vice President Exploration
Lance Newman ~ Vice President Metallurgical Operations
James Sturgess ~ Vice President Projects and Environment
Richard Warke ~ Vice President Corporate Development
Purni Parikh ~ Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Fasken Martineau DuMoulin LLP
Suite 2100,
1075 West Georgia Street
Vancouver, BC V6E 3G2

SHARES LISTED	Toronto Stock Exchange
American Stock Exchange
Trading Symbol ~ AZC
Frankfurt Stock Exchange
Trading Symbol – A5R

Augusta Resource Corporation		19